OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-23378
CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Thermadyne Holdings Corporation
Full Name of Registrant

Former Name if Applicable

16052 Swingley Ridge Road, Suite 300
Address of Principal Executive Office (Street and Number)

Chesterfield, Missouri 63017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

Thermadyne Holdings Corporation (“Thermadyne”) has divested three of its non-core subsidiaries: Genset SpA (“Genset”), Soldaduras Soltec Limitada (“Soltec”), and Unique Welding Alloys Rustenburg Proprietary Limited (dba “Plant Rental”).  Genset and Soltec were previously reported. The Plant Rental sale process was completed on March 9, 2006 with an effective date of January 1, 2006, which was the subject of an 8-K filed on March 15, 2006.  As a result of these divestitures, Genset, Soltec, and Plant Rental must be reflected as discontinued operations in prior year consolidated financial results. Thermadyne will require additional time to reclassify these operations for 2005 and prior years.

Further, Thermadyne is analyzing whether certain of its subsidiaries have been accurately applying U.S. GAAP to the accounting of foreign currency translation.  Additional work is required to properly complete the analysis of accounting for foreign currency and provide the independent auditors with information to complete their audit in this regard.

In addition, Thermadyne requires additional time to complete work necessary to support the financial statement consolidation process and to provide additional supporting analysis to the independent auditors in connection with certain subsidiary account balances and their elimination on consolidation for 2005 and prior years.

Because of these reasons, and the increased complexity of completing the year end financial statement closing process, the Company is not able, without unreasonable effort and expense, to complete preparation of its financial statements as of December 31, 2005 and for the year then ended in sufficient time to file its Annual Report on Form 10-K by the March 16, 2006 due date.

The Company intends to file its Form 10-K on or before March 31, 2006.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Patricia S. Williams	(636)	728-3133
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Thermadyne Holdings Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2006	By	/s/ Patricia S. Williams
Patricia S. Williams
Vice President, General Counsel and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).